June 24, 2011
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Energy Transfer Equity, L.P. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-32740

Energy Transfer Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-11727
     This memorandum sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2011 (the “Comment Letter”) with respect to our Annual Reports on Form 10-K for the year ended December 31, 2010 (each, an “Annual Report,” and collectively, the “Annual Reports”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.
Staff Comments
Energy Transfer Equity, L.P.
     Form 10-K for Fiscal Year Ended December 31, 2010
General
1.	In order to facilitate this review, we have not repeated comments for issues that may be applicable to Energy Transfer Partners, L.P. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Energy Transfer Equity, L.P.
Response: We acknowledge the Staff’s comment and we will address the comments for both ETE and ETP, as necessary.

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Item 11. Executive Compensation, page 113
Components of Executive Compensation, page 116
Annual Bonus, page 117
2.	Please quantify the actual and target internal EBITDA budget amounts used to determine the 2010 annual bonuses for your named executive officers. Also disclose the percentage of the annual salary used to calculate the annual bonus paid to each named executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.
Response: None of our named executive officers participate in any formal bonus plan. Bonus payments to ETE’s and ETP’s named executive officers have historically been, and are expected to continue to be, based on the discretion of the Chief Executive Officer and the Compensation Committees. For example, the “Annual Bonus” sections within the Compensation Discussion and Analysis of the Forms 10-K for both ETE and ETP indicate that no cash bonuses were awarded to any of the named executive officers for either entity in 2009.
We note the Item 402(b)(1)(v) requirement to disclose how amounts are determined, as well as the relevant formulas, where applicable. We have revised our disclosure to make clear that the Compensation Committees of ETE and ETP do not utilize a formulaic approach to determine the amount of annual bonuses to our named executive officers. Please see page 5 of the ETP Form 10-K/A and page 6 of the ETE Form 10-K/A that we are filing concurrently with this response letter (a copy of such filings accompanies this letter for the Staff’s convenience). In addition, as our Compensation Committees take into account whether ETP achieved its internal EBITDA budget for the year, we have revised the disclosure to reflect the internal EBITDA budget for 2010. As revised, based on the methodology employed by our Compensation Committees for determining annual bonuses, we believe that the disclosure in the “Annual Bonus” sections of the ETE and ETP Forms 10-K complies with the requirements of Item 402(b)(1)(v). Please note that ETE does not conduct its own operations and has no internal EBITDA budget and therefore the Compensation Committee of ETE looks to the performance of ETE’s operating subsidiaries and the contribution of ETE’s management toward the achievement of the financial targets and other goals of those subsidiaries in determining annual bonuses at ETE.
3.	We note your disclosure in the fifth paragraph that you considered the individual performances of the named executive officers in determining the cash bonuses for 2010. Please describe in greater detail how individual roles and performance (i.e., the qualitative factors) for each named executive officer factored into the compensation amounts you disclose. See Item 402(b)(2)(vii) of Regulation S-K.
Response: We have revised the disclosure in response to this comment. Please see pages 5-6 of the ETP Form 10-K/A and page 7 of the ETE Form 10-K/A.

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ETP Equity Awards, page 119
4.	We note that Mr. McCrea was granted equity awards totaling $13,455,000 in 2010. Please expand your disclosure in the third paragraph to describe in greater detail how the amount of this award was determined. Refer to the last paragraph of Section II.B.1 in Release No. 37-8732A, which states that a named executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.
Response: We acknowledge the Staff’s comment and have expanded the disclosure at page 6 of the ETP Form 10-K/A and page 8 of the ETE Form 10-K/A to provide greater detail on how the award amount was determined. Please note that ETP’s policy with respect to the grant of unit awards to Mr. McCrea is not different than for other executive officers; however, the application of the Compensation Committee’s compensation policy to Mr. McCrea resulted in the magnitude of the unit award due to the extraordinary contribution of Mr. McCrea to ETP’s success in developing many significant internal growth projects over the last few years and the Compensation Committee’s desire to incentivize Mr. McCrea to remain with ETP based on the Compensation Committee’s expectation that Mr. McCrea will continue to perform on a similar level in the future.
Certain Relationships and Related Transactions, and Director Independence, page 130
5.	You mention here that your Conflicts Committee “generally” reviews any proposed related party transaction. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether there is a proposed related party transaction. Indicate whether these policies and procedures are in writing. Also indicate whether any of the related party transactions you describe in your discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.
Response: We acknowledge the Staff’s comment and have revised the discussion at pages 12-13 of the ETP Form 10-K/A and pages 17-18 of the ETE Form 10-K/A to provide additional information regarding our policies and procedures.
Financial Statements, page F-1
Note 8. Partners’ Capital, page F-36
Quarterly Distributions of Available Cash, page F-39
6.	Please tell us how to reconcile the amounts of distributions declared as stated in the table at the end of this section to the amount of distributions reported in the consolidated statements of partners’ capital and cash flows.
Response: The amounts of distributions reflected in ETE’s consolidated statement of equity and ETP’s consolidated statement of partners’ capital are based on cash payments, whereas the

June 24, 2011

tables within the respective footnotes of ETE and ETP are based on distributions declared with respect to the periods presented. The partnership agreements of both ETE and ETP require that all cash available for distribution be distributed within a designated number of days following the end of a fiscal quarter. For example, cash distributions relative to the quarter ended March 31, 2011 were paid by ETE and ETP in May 2011.
For ETE, distributions for 2010 reflected on the statement of equity include approximately $120,762,000 of distributions paid during the first quarter of 2010 with respect to the quarter ended December 31, 2009; distributions for 2010 reflected in the partners’ capital footnote include approximately $120,763,000 of distributions paid during the first quarter of 2011 with respect to the quarter ended December 31, 2010. Although ETE’s quarterly distribution rate did not change between the fourth quarter of 2009 and the fourth quarter of 2010, the distributions paid increased slightly between those periods due to the issuance of units under ETE’s long-term incentive plan. For 2009 and 2008, the differences between the amounts reflected in ETE’s statement equity and its partners’ capital footnote table are greater than the corresponding difference for 2010 due to the increases in quarterly distributions that occurred during 2009 and 2008.
ETP’s consolidated statement of partners’ capital and related footnote also reflect the same timing differences as ETE. The difference between the financial statement and footnote amounts for ETP also reflects increases due to multiple issuances of ETP limited partner units (through follow-on offerings and long-term incentive plan awards), as well as ETP’s redemption of common units in 2010. In addition, ETP’s footnote table reflects distributions payable on ETP’s Class E Units; however, those amounts are not reflected in ETP’s consolidated statement of partners’ capital because ETP reports the Class E Units as treasury units.
Following is a tabular reconciliation (in thousands) between the amounts reflected in ETE’s consolidated statements of equity and partners’ capital footnote:

	Years Ended December 31,
	2010	2009	2008
Distributions to ETE partners reflected in consolidated statements of equity	$483,048	$470,658	$435,868
Less: Distributions for fourth quarter of previous fiscal year, declared and paid in first quarter of fiscal year presented (1)	(120,762)	(114,031)	(122,937)
Add: Distributions for fourth quarter of fiscal year presented, declared and paid in subsequent fiscal year	120,763	120,762	114,031

Parent Company quarterly distributions of available cash reflected in partners’ capital footnote	$483,049	$477,389	$426,962

(1)	For the year ended December 31, 2008, distributions for the prior fiscal period reflect a one-time four month distribution related to the conversion to a calendar year end from the previous

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August 31 fiscal year end.
Following is a tabular reconciliation (in thousands) between the amounts reflected in ETP’s consolidated statements of partners’ capital and partners’ capital footnote:

	Years Ended December 31,
	2010	2009	2008
Distributions to ETP partners reflected in consolidated statements of partners’ capital	$1,066,002	$957,255	$879,218
Less: Distributions for fourth quarter of previous fiscal year, declared and paid in first quarter of fiscal year presented (1)	(271,087)	(229,088)	(254,678)
Add: Distributions for fourth quarter of fiscal year presented, declared and paid in subsequent fiscal year	277,386	271,087	229,088
Add: Distributions declared to Class E Units	12,484	12,484	12,484

Quarterly distributions of available cash reflected in partners’ capital footnote	$1,084,785	$1,011,738	$866,112

(1)	For the year ended December 31, 2008, distributions for the prior fiscal period reflect a one-time four month distribution related to the conversion to a calendar year end from the previous August 31 fiscal year end.
Note 10. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities, page F-43
7.	We note your disclosure under the Litigation and Claims subheading that it is possible that the outcome of a particular matter could result in the payment of an amount in excess of the amount accrued for the matter. We also note your disclosure under the Environmental Matters subheading. Please tell us what consideration you gave to providing an estimate of the probable or reasonably possible loss or range of loss in excess of amounts accrued for each matter and/or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to the disclosure requirements by ASC 450-20-50.
Response: As of December 31, 2010, none of the matters described in the footnote required such disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, based on management’s assessment of the probability of an unfavorable outcome and/or the significance of the amounts. Although our disclosure has historically included language stating that “it is possible that the outcome of a particular matter will result in the payment of an amount in excess of the amount accrued for the matter,” such use of the term “possible” has not been intended to imply that management’s assessment of the likelihood of a negative outcome is “reasonably possible,” as that term is used in ASC 450. Rather, the disclosure has been intended to emphasize that the realization of a loss in excess of amounts accrued is not precluded from occurring at some point in the

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future. We believe that our accounting and disclosure practices conform to ASC 450. For example, the footnote describes the Houston Pipeline Cushion Gas Litigation, for which management does not expect that it will have any liability; nevertheless, a loss could be incurred related to this matter at some point in the future, even though such an occurrence is not considered “reasonably possible” as that term is used in ASC 450. For other matters that are not separately discussed in the footnote, no material matters existed as of December 31, 2010 that would have required additional disclosure under ASC 450 based on the likelihood of an unfavorable outcome or the potential loss or range of loss in relation to the amounts accrued. We will revise our disclosure in future filings to clarify the intent of the statement.
Following is an example of such clarifying language for litigation and contingencies:
[From the second paragraph under “Other Matters” in ETE’s Form 10-K] The outcome of these matters cannot be predicted with certainty, and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, we may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.
For environmental matters, we note that certain items discussed within the section do not indicate that an estimate of the loss or range of loss cannot be made, and we will revise our disclosure in future filings accordingly.
Following are examples of such clarifying language for environmental matters:
[From the first paragraph under “Environmental Matters” in ETE’s Form 10-K] Moreover, there can be no assurance that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies there under, and claims for damages to property or persons resulting from the operations, will not result in substantial costs and liabilities. We are unable to estimate any losses or range of losses that could result from such developments. Furthermore, we may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.
[From the last paragraph under “ETP Environmental Matters” in ETE’s Form 10-K] Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause ETP to incur even greater capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of its pipelines; however, no estimate can be made at this time of the likely range of such expenditures.
Litigation and Contingencies, page F-37

June 24, 2011

8.	We note that you only accrue the deductibles for matters covered by insurance. Please tell us how you meet the right of set-off criteria in ASC 210-20-45-1.
Response: We believe that our accounting policies conform to ASC 210 in all material respects. In fact, the vast majority of claims that we have recorded are below our deductible amounts and therefore have no potentially offsetting insurance recoverable amounts. The intent of this disclosure was to provide the amount of contingent loss that has been reflected in net income and not offset by expected insurance recoveries. However, we understand that a reader of the footnote might infer that our accounting policy does not conform to ASC 210; therefore, we will clarify such language in future filings.
Following is an example of such clarifying language:
[From the first paragraph under “Other Matters” in ETE’s Form 10-K] If we determine that an unfavorable outcome of a particular matter is probable and can be estimated, we accrue the contingent obligation, as well as any expected insurance recoverable amounts related to the contingency. As of December 31, 2010 and 2009, accruals of approximately $10.2 million and $11.1 million, respectively, were reflected on our balance sheets related to these contingent obligations.
[From the last paragraph under “Other Matters” in ETE’s Form 10-K] No amounts have been recorded in our December 31, 2010 or 2009 consolidated balance sheets for contingencies and current litigation, other than amounts disclosed herein.
Note 14. Reportable Segments, page F-57
9.	We note that you do not separately disclose revenues from external customers for each product and service or each group of similar products and services. Refer ASC 280-50- 40 and tell us how you considered the related guidance.
Response: The consolidated income statements of both ETE and ETP reflect revenue from external customers for each significant group of products and services, specifically natural gas operations and retail propane sales. In addition, ETP’s reportable segments footnote discloses revenues from external customers for each reportable segment, which are aggregated based on similarity of products and services. While we believe that the presentation on the face of the income statement fulfills the disclosure requirement of ASC 280-50-40, we understand that a greater level of detail may be useful to readers of ETE’s financial statements; therefore, in future filings, we will provide detail of ETE’s consolidated revenues from external customers aggregated at the same level that is reported in the reportable segments disclosure for ETE’s subsidiaries.
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June 24, 2011

     In connection with our response to the Staff’s comments, both ETE and ETP hereby acknowledge that:
     • ETP and ETE are responsible for the adequacy and accuracy of the disclosure in the filings;
     • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     • ETP and ETE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,
/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer — ETE (214) 981-0724

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer — ETP (214) 981-0720 or (210) 403-7455

Cc: John Meinders
      Grant Thornton LLP